FOIA Confidential Treatment Request

Pursuant to Rule 83 by FMSA Holdings Inc.

September 15, 2014

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	FMSA Holdings Inc.
Registration Statement on Form S-1
Filed August 22, 2014
File 333-198322

Ladies and Gentlemen:

Set forth below are the responses of FMSA Holdings Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 5, 2014, with respect to the Company’s Registration Statement on Form S-1, File No. 333-198322, filed with the Commission on August 22, 2014 (the “Registration Statement”).

The Company has requested confidential treatment of its response to Comment No. 6 and Comment No. 7 below in accordance with Rule 83 (17 C.F.R. § 200.83) of the Rules of Practice of the Commission. The EDGAR submission of this letter omits the portions for which confidential treatment is requested. The location of the information subject to the confidential treatment request is indicated in the EDGAR submission with [***Omitted***]. The Company respectfully requests that we be notified immediately in accordance with the Company’s confidential treatment request letter submitted supplementally on the date hereof before the Commission permits any disclosure of the confidential information.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement on Form S-1 unless otherwise specified.

Prospectus Summary, page 1

Our Company, page 1

1.	We note your response to comment 8 from our letter dated August 6, 2014. Although we note your compound annual revenue growth rate since 2009 was 25%, your growth rate for the periods covered by your MD&A was significantly lower. Please balance the disclosure in this section by providing the revenue growth rate for the years covered by your MD&A or tell us why this would not be appropriate disclosure.

Securities and Exchange Commission

September 15, 2014

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 2 and 69 of the Registration Statement.

Our Competitive Strengths, page 3

2.	We note your response to comment 6 from our letter dated August 6, 2014 and the related disclosure on page A-2. We also note your disclosure that in 2013, approximately 80% of your proppant volume was sold in-basin at one of your distribution terminals. Please clarify, where appropriate, how close a distribution terminal must be to a well to be considered “in-basin.”

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to include a description of what sales volumes are considered to be “in-basin.” Please see page A-1 of the Registration Statement. In-basin is commonly understood in the proppant industry to mean geographically situated to efficiently and economically serve the applicable oil and gas basin.

3.	We note your disclosure on pages 3 and 89 that you believe your captive terminals position you to capture incremental, spot demand at the terminal site. We also note your revised disclosure on page 44 which states that the majority of your customers operate on long-term contracts which require 30 to 45 day notice of proposed price increases. Please clarify the meaning of “incremental, spot demand at the terminal site” and explain what percentage of your business is based on spot demand.

RESPONSE: We acknowledge the Staff’s comment. Incremental spot demand at a terminal site generally refers to the following circumstances. When a customer places an order for proppant, we typically ship that product to a terminal for pick up by the customer. Sometimes, however, an exploration and production project will be delayed, resulting in a deferral of the related proppant delivery. When this happens, we can sell that product to other customers, pursuant to an existing supply agreement or on a purchase order basis. The contribution of this type of sale to our revenues and results of operation is nominal; accordingly, as we do not believe this activity is material to an investment decision and potentially confusing, we have deleted statements in the Registration Statement regarding incremental spot demand at our terminal sites. Please see pages 3, 70 and 88.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

How We Generate Our Sales, page 44

4.	We note your response to comment 16 from our letter dated August 6, 2014 and we reissue, in part, the comment. Given that the price of your long-term contracts is driven by market pricing mechanisms, please revise to give a brief overview of the market for proppants. For example we note the disclosure that you removed from your Competition section on page 90 describing the drivers of demand for sand based proppant products.

Securities and Exchange Commission

September 15, 2014

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to include a description of the dynamics that influence the demand for, and prices of, proppants. Please see pages 44 and 89 of the Registration Statement.

Results of Operations, page 47

5.	We note your response to comments 17 and 19 from our letter dated August 6, 2014 and your revised disclosure on page 45 that you do not evaluate the performance of the segments on a margin percentage basis. However, we note your disclosure in your Prospectus Summary of your Adjusted EBITDA margin percentages and the disclosure on page 46 that management believes that EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are widely followed measures of operating performance. Please revise your results of operations to discuss the period-on-period changes in your Adjusted EBITDA margin percentage.

RESPONSE: We acknowledge the Staff’s comment and recognize that Adjusted EBITDA margin has been included in the summary and selected financial tables as well as the forepart of the MD&A section, suggesting that this metric is important to how we evaluate our business. After further consideration, we believe that this metric is of limited usefulness in evaluating the performance of our business.

For our business, changes in adjusted EBITDA margin are driven primarily by: (i) varying growth rates for our raw sand and resin-coated proppant product lines due to the differences in their profitability and (ii) the continuing shift in business toward in-basin sales, which results in a higher selling price to cover logistics costs but generally does not affect the profit per ton. As a result, this metric is not a particularly good indicator of the underlying profitability of our product lines and is not a metric that is the focus of the Company’s management. We have removed all references to Adjusted EBITDA margin from the revised Registration Statement. Please see pages 2, 4, 10, 11, 12, 39, 40, 46, 47 and 70.

Our Customers, page 77

6.	We note your response to comment 22 from our letter dated August 6, 2014. Please explain to us why the company is not substantially dependent on these customer contracts, given your risk factor disclosure on page 16 and your description of long term agreements in the Summary, MD&A and Business sections. Please also clarify your disclosure throughout the filing where you describe your contractual relationships with customers. For example:

•	You state that you “maintain long-term contracts with many of the largest North American hydraulic fracturing service providers,” and that the majority of your proppant supply contracts are long-term contracts. Please clarify the importance of these contracts to your business and describe the material terms of such long-term contracts, such as the termination provisions.

Securities and Exchange Commission

September 15, 2014

•	We note your risk factor on page 16 that a large portion of your sales is generated by a limited number of customers. If you have contracts with your top customers that can easily be terminated, please disclose.

•	You state that many of these contracts include pricing protection provisions for customers, where they can obtain product from another source if they find it at a lesser price. Please clarify how this provision relates to the minimum purchase requirements.

•	You state that in your proppant solutions business, you “sell over 80% of [y]our volume through [y]our network of terminals at selling prices that are set by local market dynamics.” You also state on pages 3 and 89 that you believe your captive terminals position you to capture incremental, spot demand at the terminal site. Please explain whether these sales are also made pursuant to your long-term contracts.

RESPONSE: [***Omitted***]

Summary of Reserves, page 79

7.	We note your response to comment 23 from our letter dated August 6, 2014 which provided additional detail to your reserve reports clarifying the tonnage estimates, but we were unable to assess the economic viability of your mining operations. We partially re-issue comment 23. Please provide supplementally your year-end 2013 production reports and annual cost statements for your Wedron, Maiden Rock, Bay City, and Voca properties.

RESPONSE: [***Omitted***]

8.	Please modify your filing and add your estimated mining recoveries, metallurgical/screening recoveries, and your current mine site sales price for Raw Frac Sand to your reserve statement for each mine.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure of reserve information in the Registration Statement to include estimated recovery rates. Please see page 78 of the Registration Statement. Information regarding the mine site selling price was included in the supplemental information provided for comment No. 7.

9.	Transportation or logistics are a significant component of your business. Please report your transportation or logistical costs along with your sales revenue in the tables found on pages 10, 39, and 47 for your two business segments.

Securities and Exchange Commission

September 15, 2014

RESPONSE: Based on the conversation between Ken Schuler of the Staff and Chris Nagel, our chief financial officer, on September 8, 2014, we understand that the Staff has withdrawn this request.

Intellectual Property, page 90

10.	We note your response to comment 28 from our letter dated August 6, 2014, and we partially reissue the comment. Please clarify the intellectual property which underlies each of your products. For example, do you own the patent for PowerProp or just the trademark?

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 89 of the Registration Statement. Furthermore, we believe we have protected our material proprietary products and any failure to be protected on more commoditized products does not present a material risk to investors.

Principal and Selling Shareholders, page 111

11.	We note your response to comment 2 from our letter dated August 6, 2014. Although you intend to conduct a stock split prior to your offering, please fill in the percentage currently owned by each of your principal and selling shareholders, as this information will not change as a result of the split.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to provide preliminary information regarding principal and selling stockholders and their pre-offering percentage ownership of the Company. As discussed with the Staff, we have also proposed grouping certain classes of selling stockholders, the individual disclosure of which we do not believe is material to investors. We expect the principal and selling stockholder presentation and related footnotes to be further revised prior to the commencement of marketing efforts related to the offering as beneficial ownership attributes, participation levels and similar matters become finalized or are confirmed. Please see pages 111-115 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 113

12.	We note your response to comment 34 from our letter dated August 6, 2014. Please also provide information about fees paid to American Securities in 2011, 2012 and the current fiscal year. See Instruction 1 to Item 404 of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 116 of the Registration Statement.

Exhibits

13.	In Exhibit 5.1, please include the amount of shares to be offered for resale in the first paragraph. Please also revise the fourth paragraph of the opinion to reflect that the shares being sold by the selling shareholders “are” validly issued, fully paid and nonassessable. For guidance, see Staff Legal Bulletin No. 19 (CF), Section II(B)(2)(h).

RESPONSE: We acknowledge the Staff’s comment and prior to requesting the effectiveness of the Registration Statement will include the amount of shares to be offered for resale in the first paragraph and will revise the fourth paragraph of the opinion to reflect that the shares being sold by the selling shareholders “are” validly issued, fully paid and nonassessable.

Securities and Exchange Commission

September 15, 2014

14.	We note your response to comment 40 from our letter dated August 6, 2014. Exhibits 10.1, 10.2, 10.3 and 10.4, as filed, appear to be missing attached schedules, exhibits, or annexes. Please refile these exhibits in their entirety.

RESPONSE: We acknowledge the Staff’s comment and have refiled Exhibits 10.1, 10.2, 10.3 and 10.4 with all attached schedules, exhibits and annexes.

Please note that Schedule A to Exhibit 10.3 is incorrectly labeled, and was intended to be Annex A as referenced in the body of the document. Additionally, we have confirmed that Exhibit A to Exhibit 10.4 was never included in the executed version of the document.

*    *    *    *    *

Securities and Exchange Commission

September 15, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours, FMSA Holdings Inc.

By:	/s/ Jeniffer D. Deckard
Name:	Jeniffer D. Deckard
Title:	President and Chief Executive Officer

Enclosures

cc:	Christopher L. Nagel, CFO – Fairmount
David J. Crandall, General Counsel – Fairmount
Alan Beck, Vinson & Elkins L.L.P.
J. Michael Chambers, Latham & Watkins, LLP